Federated Total Return Series, Inc.

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 17, 2019

John Ganley

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

3 World Financial Center

New York, NY 10281

RE:       FEDERATED TOTAL RETURN SERIES, INC. (the “Registrant”)

FEDERATED TOTAL RETURN BOND FUND

Institutional Shares

Service Shares

FEDERATED ULTRASHORT BOND FUND

Institutional Shares

(each, a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-233087

1940 Act File No. 811-7115

Dear Mr. Ganley and Ms. Hamilton:

The Registrant is filing this correspondence in response to comments of the Staff of the U.S. Securities and Exchange Commission (“Staff”) provided by John Ganley on August 30, 2019 and September 11, 2019 and Lauren Hamilton on August 29, 2019, with respect to its Preliminary Registration Statement on Form N-14, submitted on August 7, 2019.

DISCLOSURE COMMENTS

Prospectus/Proxy Statement Q&A Section

COMMENT 1: In the third bullet under the question “What is the proposal?”, please clarify how the Federated Funds have competitive expense ratios and historically better performance than the PNC Funds. We believe that this statement is too general and that the comparison of the funds involved is more complex. For example, transaction costs and the pro forma total annual fund operating expenses of the Federated Funds following the reorganizations appear to be higher in some cases. In addition, it appears from the bar charts in the performance presentations that the target PNC Funds outperformed the corresponding acquiring Federated Funds in some individual years while the acquiring Federated Fund outperformed the corresponding PNC Fund in others.

Please amend this statement so that it accurately reflects how the PNC Funds and Federated Funds compare.

RESPONSE:

The Registrant will edit the referenced bullet point and add a new bullet point as shown below.

•	Federated Investors, Inc. and its various subsidiaries, the advisers to the Federated Funds (each a “Federated Funds Adviser”), believe that the investment objectives, policies, risks and limitations of each PNC Fund and its corresponding surviving Federated Fund are generally substantially similar when compared to the PNC Funds ~~and that the Federated Funds have competitive expense ratios and historically better performance for most of the Funds~~.
•	Federated Investors, Inc. and the Federated Funds Adviser believe that the Federated Funds have competitive expense ratios, with shareholder fees anticipated to decrease in certain instances, notwithstanding increases in certain other instances. The Federated Funds generally have competitive performance to their corresponding PNC Funds for the 1-, 5- and 10-year periods ended December 31, 2018, although the PNC Funds have outperformed the Federated Funds in certain periods. Shareholders should carefully review the “COMPARATIVE FEE TABLES” and “COMPARISON OF POTENTIAL RISKS AND REWARDS; PERFORMANCE INFORMATION” sections of the Prospectus/Proxy Statement to evaluate the fees and performance records of the Funds for each proposed Reorganization.

COMMENT 2: Under “How will the Reorganizations affect my investment?”, please consider combining or aligning the first and third bullets so that it is clear to an investor that, while the reorganizations are tax-free, the distributions, if any, made by each PNC Fund prior to each reorganization will be taxable.

RESPONSE:

The Registrant will combine the referenced bullet points as shown below.

•	Each Reorganization is expected to be a tax-free reorganization at the Fund-level under the Internal Revenue Code of 1986, as amended. However, each PNC Fund will distribute any undistributed income and realized capital gains accumulated prior to the Reorganization to its shareholders. These distributions, if any, will be taxable to an individual investor.

COMMENT 3: In the fourth bullet under “How will the Reorganizations affect my investment?”, please indicate that there won’t be a sales charge on the exchange of shares as part of the transaction.

RESPONSE:

The Registrant will edit the referenced bullet point shown below.

•	Although shares of the Federated Funds received by PNC Fund shareholders in connection with the Reorganization will not be subject to a sales load, shareholders of the PNC Fund who receive Class A Shares of the applicable Federated Fund will be subject to a sales load on future purchases of Class A Shares unless such shareholder qualifies for a waiver from such sales load. Shareholders of the PNC Fund who receive Class C Shares of the applicable Federated Fund will be subject to a deferred sales charge on future purchases of Class C Shares unless such shareholder qualifies for a waiver from such deferred sales charge.

COMMENT 4: Under the question “How will the Reorganizations affect my investment?”, please add a cross reference to the fees disclosed in the ”Comparative Fee Tables” section.

RESPONSE:

The Registrant will add the requested cross-reference.

Comment 5: Please add a new question “How will the Reorganizations affect my fees?” and include a chart that compares the pre-reorganization total annual fund operating expenses, on a gross and net basis, for each PNC Fund and class with the anticipated post-reorganization total fund operating expenses, on a gross and net basis, for each acquiring Federated Fund and class. Please add a cross-reference to the fees disclosed in the “Comparative Fee Tables” section and a footnote that expense waivers and reimbursements may be subject to change.

RESPONSE:

The Registrant has added the requested disclosure.

COMMENT 6: Under “Who will pay for the Reorganizations?”, we note the statement “(i) the Federated Funds shall bear expenses associated with the qualification of shares of the Federated Funds for sale in the various states.” What does this mean? Aren’t Federated Funds already registered in all 50 states? Please either delete this statement or clarify the expenses to be incurred by Federated Funds with respect to qualification of shares in the various states.

RESPONSE:

The Registrant supplementally confirms that the Federated Funds are registered in all 50 states but that the qualification and/or registration of additional shares might incur additional expenses. Federated confirms that it would bear these expenses, if any, which it anticipates would be minimal. In response to the Staff’s comment, however, the Registrant will revise the language as follows:

“(i) the Federated Funds shall bear expenses, if any, associated with the qualification of shares of the Federated Funds for sale in the various states.”

COMMENT 7: In each instance where it is noted that the reorganization is expected to be tax-free, please add a reference to remind shareholders that even though the reorganization is tax-free, there are federal income tax consequences to shareholders on distributions received.

RESPONSE:

The Registrant will add disclosure relating to the tax consequences to shareholders of distributions made prior to the Reorganizations where such additional disclosure is applicable.

Prospectus/Proxy Statement Cover Page

COMMENT 8: Please limit the amount of detail on the cover page disclosure, prior to the Table of Contents, to preferably two pages and only include information that is considered to be material for purposes of the reorganization. For example, the Staff suggests deleting the Proposal following the fund chart since it is repeated from the Notice of meeting. In addition, the Staff suggests deleting technical and repetitive disclosure about the liquidation, dissolution and termination of the PNC Funds.

RESPONSE:

The Registrant will make the requested changes and will edit the cover page disclosure to remove information that it considers not to be material in order to shorten the length of the cover page.

COMMENT 9: In the cover page section a list of available documents is provided for additional information with a cross-reference to Annex B where documents are incorporated by reference. The Staff asks that the Registrant consider adding a list of documents that are incorporated by reference to the cover page section rather than a cross-reference to the annex.

RESPONSE:

The Registrant will include on the cover page a list of all documents that will be incorporated by reference into the Prospectus/Proxy Statement.

COMMENT 10: For ease of reading and consistent with the Plain English Rule, please use sentence-case and bold for the three legends that appear at the end of the cover page section.

RESPONSE:

The Registrant will revise the presentation of the legends as requested.

Summary

COMMENT 11: Please delete the parenthetical in the disclosure as noted below:

“If the proposed Reorganizations are approved, under the Plan, each PNC Fund will transfer all or substantially all of its assets ~~(except certain deferred or prepaid expenses shown as an asset on the books of the PNC Fund, which currently are not expected to be material in amount when each Reorganization is consummated on the Closing Date (as defined below)~~, and amounts reserved for payment of the PNC Fund’s liabilities recorded on the PNC Fund’s books on or before the Closing Date) to the corresponding Federated Funds in exchange for shares of the applicable share class(es) of the corresponding Federated Fund (as set for in the below table).”

RESPONSE:

The Registrant will edit the referenced disclosure as shown below.

“If the proposed Reorganizations are approved, ~~under~~ as described in more detail in the Plan, each PNC Fund will transfer all or substantially all of its assets ~~(except certain deferred or prepaid expenses shown as an asset on the books of the PNC Fund, which currently are not expected to be material in amount when each Reorganization is consummated on the Closing Date (as defined below)~~, and amounts reserved for payment of the PNC Fund’s liabilities recorded on the PNC Fund’s books on or before the Closing Date) to the corresponding Federated Funds in exchange for shares of the applicable share class(es) of the corresponding Federated Fund (as set for in the below table).”

COMMENT 12: The Staff notes that the Notes to the Financial Statements state that there will not be any significant differences in valuation procedures between the PNC Funds and the Federated Funds. Accordingly, please revise the first paragraph below as appropriate and consider deleting the second paragraph below as it appears to contain redundant disclosure:

“If you are a shareholder of PNC Government Money Market Fund, PNC Treasury Money Market Fund or PNC Treasury Plus Money Market Fund, the cash value of your investment is not expected to change as a result of the Reorganization and shareholders of those Funds will not have to pay any sales charge in connection with the Reorganizations of those Funds. You are expected to receive shares of the corresponding surviving Federated Fund with a total dollar value equal to the total dollar value of the PNC Fund shares that you own at the time of the Reorganization.

If you are a shareholder of PNC Total Return Advantage Fund or PNC Ultra Short Bond Fund, the cash value of your investment is not expected to change materially as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets. You will receive a number of shares of the corresponding surviving Federated Fund based on the net asset value (“NAV”) of the PNC Fund shares that you own at the time of the Reorganization. However, because the values of the assets of each PNC Fund will be determined for these purposes in accordance with the corresponding Federated Fund’s valuation procedures (and not the PNC Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the PNC Funds’ valuation procedures) and the value of your investment immediately after the Reorganization. The PNC Funds Adviser and the Federated Funds Adviser do not anticipate that any such differences in valuation procedures would result in material changes to the cash value of your investment.

As of the date of this Prospectus/Proxy Statement, the PNC Funds Adviser and the Federated Funds Adviser do not anticipate that the use of Federated’s valuation procedures will result in material differences in the valuation of each PNC Fund’s assets; however, there can be no guarantee that there will not be material differences in valuation on the date the Reorganization is consummated. To the extent that there are any material differences between the prices of the portfolio assets of each PNC Fund using the corresponding Federated Funds valuation procedures as compared to the prices of the same portfolio assets using the PNC Funds’ valuation procedures, the Reorganizing Funds Trust, Money Market Obligations Trust, and Federated Total Return Series, Inc. (collectively with Money Market Obligations Trust, the “Federated

Fund Registrants”) agree to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve those before the Closing Date.”

RESPONSE:

In response to the Staff’s comment, the Registrant will revise the relevant language as follows:

“The cash value of your investment is not expected to change materially as a result of the Reorganization and you will not have to pay any sales charge in connection with the transfer of your assets. You will receive a number of shares of the corresponding surviving Federated Fund based on the net asset value (“NAV”) of the PNC Fund shares that you own at the time of the Reorganization. However, because the values of the assets of each PNC Fund will be determined for these purposes in accordance with the corresponding Federated Fund’s valuation procedures (and not the PNC Funds’ valuation procedures), there can be no guarantee that there will not be differences in valuation between the value of your investment immediately before the Reorganization (calculated using the PNC Funds’ valuation procedures) and the value of your investment immediately after the Reorganization. The PNC Funds Adviser and the Federated Funds Adviser do not anticipate that any such differences in valuation procedures would result in material changes to the cash value of your investment.

~~As of the date of this Prospectus/Proxy Statement, the PNC Funds Adviser and the Federated Funds Adviser do not anticipate that the use of Federated’s valuation procedures will result in material differences in the valuation of each PNC Fund’s assets; however, there can be no guarantee that there will not be material differences in valuation on the date the Reorganization is consummated~~. To the extent that there are any material differences between the prices of the portfolio assets of each PNC Fund using the corresponding Federated Funds valuation procedures as compared to the prices of the same portfolio assets using the PNC Funds’ valuation procedures, the Reorganizing Funds Trust, Money Market Obligations Trust, and Federated Total Return Series, Inc. (collectively with Money Market Obligations Trust, the “Federated

Fund Registrants”) agree to use commercially reasonable and good faith efforts to cause their respective administrators and investment advisers to work together to resolve those before the Closing Date.”

COMMENT 13: In the section “REASONS FOR THE PROPOSED REORGANIZATIONS,” the Staff notes that this disclosure is fairly long and recommends that the Registrant include a summary of the reasons as required by Item 4 of Form N-14 and relocate the remaining disclosure to follow Form N-14 Item 3 disclosures (Fee Table, Synopsis Information, and Risk Factors).

RESPONSE:

In response to this Comment, the Registrant will move the sections titled “Considerations of the PNC Funds Board” and “Considerations of the Federated Funds Board” to appear after the Item 3 disclosures.

COMMENT 14: In line with Comment 1 above, please amend and restate the sixth bullet under “Considerations of the Federated Funds Board.”

RESPONSE:

The Registrant confirms the referenced bullet point will be updated consistent with the response to Comment 1.

Tax Consequences

COMMENT 15: The Staff recommends moving the 5 paragraphs disclosed in the “Tax Consequences” section to follow the ”Comparative Fee Tables” section.

RESPONSE:

The Registrant will make the requested changes.

Comparison of Investment Objectives and Policies

COMMENT 16: The Staff notes the format of how the Investment Policies are presented and asks the Registrant to revise it, per the requirements of Form N-14, so that an investor can clearly see the policies associated with the PNC Funds and the policies associated with the Federated Funds. The Staff recommends the addition of sub-headings for the PNC Funds and Federated Funds sections and the addition of a “Key Differences” summary sub-section within each comparison.

RESPONSE:

The Registrant will make the requested changes and will edit the disclosure under “INVESTMENT POLICIES” to highlight certain differences between the Funds involved in each Reorganization.

Comparison of Investment Risks

COMMENT 17: The reference to the risk detail in Annex D should be made more prominent.

RESPONSE:

The Registrant will insert the following bold heading immediately above the chart:

“Comparison of Investment Risks (for a full description of the risks, See Annex D)”

Comparative Fee Tables

COMMENT 18: Please consider reorganizing the Fee Tables to show a class by class comparison. The Staff noted that the current presentation may be difficult for a shareholder to easily compare and contrast the different fee structures.

RESPONSE:

The Registrant will reformat the Fee Tables to reflect a class by class comparison and will group the Shareholder Fees with the related Annual Fund Operating Expenses by fund.

Annual Fund Operating Expenses

COMMENT 19: Please delete the word “current” from the column headings for the Federated Funds and replace with “(Combined Pro Forma).”

RESPONSE:

The Registrant will correct the column headings to correctly reflect “Combined Pro Forma,” or “Current Fees and Combined Pro Forma,” where applicable.

COMMENT 20: The Staff noted that Form N-1A does not permit disclosure on voluntary waivers as noted in the footnotes to the Fee Tables. Please delete the disclosure.

RESPONSE: With respect to the comment to remove the word “voluntary,” the Funds’ Adviser and certain of its affiliates have, voluntarily on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses unless or until the Funds’ Board approves terminating or increasing the waivers, thus creating an agreed rate that must be maintained for a year unless a change is approved by the Board. The “voluntary waivers and/or reimbursements” referenced are the same fee waiver and/or expense reimbursement arrangement as discussed in Footnote 4 and the Fee Limit is the threshold for total fund operating expenses under these very same fee waiver and/or expense reimbursement arrangements. Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver, but those are not permitted to be reflected in the fee table per Form N-1A. Therefore, the Registrant respectfully declines to make changes to the disclosure regarding voluntary waivers and reimbursements.

COMMENT 21: Please confirm supplementally via correspondence that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

RESPONSE:

The Registrant confirms supplementally that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

Proxies, Quorum and Voting at the Special Meeting

Comment 22: The Staff notes the disclosure at the end of paragraph three that “Approval of the Plan requires the affirmative vote of the holders of not less than a majority of the shares of the PNC Fund cast, in person or by proxy, at the Special Meeting.” In addition, the Staff notes the disclosure in paragraph four regarding abstentions and broker non-votes, specifically that these “(iii) will count as votes against the proposals that require an affirmative vote of a majority of the outstanding voting securities.” If the vote required is a majority of the votes cast, as disclosed, why would broker non-votes be relevant at the meetings? Please delete sub-item (iii) or explain why it is relevant.

RESPONSE:

The Registrant respectfully notes that this disclosure is applicable for one Reorganization contained in this Prospectus/Proxy Statement, PNC Total Return Advantage Fund - Federated Total Return Bond Fund, because these Funds are affiliated within the meaning of Rule 17a-8 under the Investment Company Act of 1940, as amended. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

ACCOUNTING COMMENTS

COMMENT 1: Alternative Actions to Reorganizations

In the description of the Proposal and Reorganization, in the section preceding the Table of Contents, we note the following disclosure:

“The Reorganizations will result in a complete liquidation, dissolution and termination of the PNC Funds. If shareholders of any PNC Fund fail to approve its Reorganization, the Board of Trustees of PNC Funds will consider what other actions, if any, may be appropriate.”

Please disclose what other actions may be considered.

RESPONSE:

The Registrant has revised the disclosure as follows (addition underlined):

“The Reorganizations will result in a complete liquidation, dissolution and termination of the PNC Funds. If shareholders of any PNC Fund fail to approve its Reorganization, the Board of Trustees of PNC Funds will consider what other actions, if any, may be appropriate, including liquidating the PNC Fund.”

COMMENT 2: Considerations of the Federated Funds Board

In the sub-section “Considerations of the Federated Funds Board,” in the section “Reasons for the Proposed Reorganizations,” we note the following bullet point:

  “The estimated post-Reorganization costs and expenses related to the disposition of portfolio securities that the Federated Funds are anticipated to incur; and”

Please disclose an estimate of the reorganization costs.

RESPONSE:

The Registrant will revise the bullet point as follows (addition underlined):

  “The estimated post-Reorganization costs and expenses related to the disposition of portfolio securities that the Federated Funds are anticipated to incur, which are currently estimated to be less than $100,000 (for more detail, see “Costs of the Reorganization”); and”

COMMENT 3: Tax Consequences – Capital Loss Carryforwards

In the “Tax Consequences” section, please include a more detailed discussion on the possible limitations of capital loss carryforwards.

RESPONSE: The Registrant confirms that the PNC Total Return Advantage Bond Fund and PNC Ultra Short Bond Fund had capital loss carryforwards in the amounts of $5,826,000 and 6,141,000, respectively, as of the fiscal year ended May 31, 2019. The Registrant further confirms that none of the other PNC Funds had a capital loss carryforward as of May 31, 2019. In response to the Staff’s comment, the Registrant will add the following disclosure to the section entitled “Federal Income Tax Consequences”:

“As of May 31, 2019, the PNC Total Return Advantage Bond Fund and PNC Ultra Short Bond Fund had capital loss carryforwards in the amounts of $5,826,000 and 6,141,000, respectively. None of the other PNC Funds had capital loss carryforwards as of May 31, 2019. Capital loss carryforwards realized by a “regulated investment company” (as defined by the Code) in taxable years which commenced on or after December 22, 2010 are not subject to expiration. The Code may, however, limit the amounts of capital loss carryforwards and unrealized losses that can be utilized by funds involved in a reorganization. Based on the above information, while any limitations cannot ultimately be determined until the date on which the Reorganization is consummated, assuming the Reorganization occurs on or about November 15, 2019, the Federated Funds Adviser projects that Federated Total Return Bond Fund's and Federated Ultrashort Bond Fund’s ability to utilize PNC Total Return Advantage Fund’s and PNC Ultra Short Bond Fund's remaining capital loss carryforwards, respectively, as of that date, if any, will not be permanently limited.”

COMMENT 4: Expenses Subject to Recapture

Please confirm supplementally via correspondence that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

RESPONSE:

The Registrant confirms supplementally that expenses subject to recapture by one or more of the target funds will not be carried over to the acquiring funds.

COMMENT 5: Comparative Fee Tables – Confirm Fees Presented are Current

Please confirm supplementally via correspondence that the fees presented in the “Comparative Fee Tables” section are the current fees of the funds.

RESPONSE:

The Registrant confirms that the fees presented in the “Comparative Fee Tables section are the (1) actual fees and expenses for the PNC Funds for the fiscal year ended May 31, 2019; (2) the actual fees and expenses for the Federated Funds for the fiscal periods noted below; and (3) where applicable, the pro forma fees and expenses of the Federated Funds on a combined basis after giving effect to the Reorganization.

Federated Fund	Table As Of
Federated Total Return Bond Fund	Fiscal Period Ended May 31, 2019
Federated Ultrashort Bond Fund	Fiscal Period Ended March 31, 2019

COMMENT 6: Comparative Fee Table - Shareholder Fees - PNC Ultra Short Bond Fund and Federated Ultrashort Bond Fund

In the Shareholder Fees presentation for PNC Ultra Short Bond Fund and Federated Ultrashort Bond Fund, footnote one to the 2.00% Load on PNC Ultra Short Bond Fund discloses that a “sales charge is not charged on purchases of Class A Shares in the amount of $25,000 or more.”

In reviewing the fee table in the September 28, 2018 prospectus for PNC Ultrashort Bond Fund, the footnote references “$250,000 or more.” Please reconcile and revise as needed.

RESPONSE:

The Registrant has revised the reference to $250,000 and revised footnote 1 and related references.

COMMENT 7: Comparative Fee Tables - Annual Fund Operating Expenses – Certain Federated Funds

In the Annual Fund Operating Expenses presentation for Federated Ultrashort Bond Fund, please confirm whether the acquisition of significant additional assets are expected to change the presented expense ratios. If there is an expected change in expense ratios, please add a column for the pro forma entity.

RESPONSE:

The Registrant confirms that there is no expected change to the presented expense ratios.

COMMENT 8: Comparative Fee Table – Annual Fund Operating Expenses - PNC Total Return Advantage Fund and Federated Total Return Bond Fund

We note the following comments:

a)  The numbers provided for the PNC Total Return Advantage Fund did not cross foot.

b)	Footnote 2 does not match the disclosure in the section “Rule 12b-1 Plan, PNC Funds,” specifically on the date, December 7, 2019, through which the commitment continues.

c)	Footnote 3 does not cross foot. Please revise as appropriate and flow through any revisions to the hypothetical expense example.

d)  Footnote 4 expense limitations do not cross foot. Please revise as appropriate and flow through any revisions to the hypothetical expense example.

RESPONSE:

The Registrant responds as follows:

a)       The numbers provided for the PNC Total Return Advantage Fund have been corrected.

b)       The Registrant has revised the disclosure in the Rule 12b-1 Plan Section regarding the December 7, 2019 date.

c)       The Registrant has revised annual fund operating expenses and changed footnote 1. However, the Registrant confirms that the Expense Example is correct.

d)       The Registrant has reviewed and revised the disclosure.

COMMENT 9: Expense Example – All Funds

Please only consider waivers for periods in which they were in effect. We note this comment especially for the PNC Funds’ presentations.

RESPONSE:

The Registrant has amended Footnote 1 of the Comparative Fee Tables – Annual Fund Operating Expenses - PNC Total Return Advantage Fund and Federated Total Return and PNC Ultra Short Bond Fund and Federated Ultrashort Bond Fund to reflect that the expense information has been restated to reflect current fees.

COMMENT 10: Expense Example – PNC Ultra Short Bond Fund Class I Shares

We note that the 1 Year dollar amount is larger than the 3 Year dollar amount. Why is the 1 Year amount larger?

RESPONSE:

The Registrant has corrected the dollar figures.

If you have any questions, please contact me at (724) 720-8840.

Very truly yours,

/s/Leslie C. Petrone

Leslie C. Petrone

Senior Manager

Federated Investors, Inc.

Enclosures